STOEL RIVES LLP
Attorneys at law
600 University Street, Suite 3600 Seattle, WA 98101 main 206.624.0900 fax 206.386.7500 www.stoel.com

November 15, 2011

Via EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:
Advanced Medical Isotope Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter ended June 30, 2011
Filed August 4, 2011
File No. 0-53497

Dear Mr. Decker:

Confirming my voicemail message today to Mr. Slivka, our client Advanced Medical Isotope Corporation hereby requests additional time to respond to the November 1, 2011 comment letter relating to the filings listed above and hereby advises the staff that it expects to respond to that comment letter by Friday, December 2, 2011.

Any questions regarding this request can be directed to the undersigned by telephone to 206-386-7603 or by fax to 206-386-7500.

Very truly yours,

/s/ L. John Stevenson, Jr.
L. John Stevenson, Jr.

cc:
Mr. Edward M. Kelly, Senior Counsel, Securities and Exchange Commission
Mr. Craig E. Slivka, Special Counsel, Securities and Exchange Commission
Mr. Jeffrey Gordon, Staff Accountant, Securities and Exchange Commission
Mr. James C. Katzaroff, Chief Executive Officer
Mr. L. Bruce Jolliff, Chief Financial Officer